SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )1

                             ECC INTERNATIONAL CORP.
--------------------------------------------------------------------------------
                                (Name of issuer)

                          COMMON STOCK, $.10 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    268255106
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                     OLSHAN GRUNDMAN FROME & ROSENZWEIG LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 October 9, 1998
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 15 Pages)

                             Exhibit List on Page 12


--------
     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------                          ---------------------------
CUSIP No. 268255106                    13D                  Page 2 of 15 Pages
---------------------------                          ---------------------------


================================================================================
     1          NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                  STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3          SEC USE ONLY

--------------------------------------------------------------------------------
     4          SOURCE OF FUNDS*
                      WC
--------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                      DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF              7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                             427,500
  OWNED BY
    EACH
 REPORTING
PERSON WITH
                ----------------------------------------------------------------
                        8          SHARED VOTING POWER

                                         -0-
                ----------------------------------------------------------------
                        9          SOLE DISPOSITIVE POWER

                                         427,500
                ----------------------------------------------------------------
                       10          SHARED DISPOSITIVE POWER

                                         -0-
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                      427,500
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         5.2%
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                         PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------                          ---------------------------
CUSIP No. 268255106                    13D                  Page 3 of 15 Pages
---------------------------                          ---------------------------


================================================================================
     1          NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                    WARREN LICHTENSTEIN
--------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3          SEC USE ONLY

--------------------------------------------------------------------------------
     4          SOURCE OF FUNDS*
                      00
--------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                      USA
--------------------------------------------------------------------------------
 NUMBER OF              7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                             427,500
  OWNED BY
    EACH
 REPORTING
PERSON WITH
                ----------------------------------------------------------------
                        8          SHARED VOTING POWER

                                         - 0 -
                ----------------------------------------------------------------
                        9          SOLE DISPOSITIVE POWER

                                         427,500
                ----------------------------------------------------------------
                       10          SHARED DISPOSITIVE POWER

                                         - 0 -
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                      427,500
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          5.2%
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                       IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------                          ---------------------------
CUSIP No. 268255106                    13D                  Page 4 of 15 Pages
---------------------------                          ---------------------------


================================================================================
     1          NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                      JACK L. HOWARD
--------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
     3          SEC USE ONLY

--------------------------------------------------------------------------------
     4          SOURCE OF FUNDS*
                      OO
--------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                      USA
--------------------------------------------------------------------------------
 NUMBER OF              7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                             32,900
  OWNED BY
    EACH
 REPORTING
PERSON WITH
                ----------------------------------------------------------------
                        8          SHARED VOTING POWER

                                         12,500(1)
                ----------------------------------------------------------------
                        9          SOLE DISPOSITIVE POWER

                                         129,100(2)
                ----------------------------------------------------------------
                       10          SHARED DISPOSITIVE POWER

                                         -0-
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                      141,600(1)(2)
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      1.7%
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                      IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
--------------
(1) Includes 12,500 Shares of the Issuer held in a joint account with his wife, Kathryn Howard.
(2) Includes 96,200 Shares of the Issuer held in a managed investment account over which Mr. Howard holds discretionary power to dispose.

---------------------------                          ---------------------------
CUSIP No. 268255106                    13D                  Page 5 of 15 Pages
---------------------------                          ---------------------------


================================================================================
     1          NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                       KATHRYN HOWARD
--------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
     3          SEC USE ONLY

--------------------------------------------------------------------------------
     4          SOURCE OF FUNDS*
                      OO
--------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                      USA
--------------------------------------------------------------------------------
 NUMBER OF              7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                             10,000(1)
  OWNED BY
    EACH
 REPORTING
PERSON WITH
                ----------------------------------------------------------------
                        8          SHARED VOTING POWER

                                         12,500(2)
                ----------------------------------------------------------------
                        9          SOLE DISPOSITIVE POWER

                                         10,000(1)
                ----------------------------------------------------------------
                       10          SHARED DISPOSITIVE POWER

                                         12,500(2)
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                      22,500(1)(2)
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       .27%
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                       IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------
(1) Includes 9,000 shares of Common Stock of the Issuer held in investment accounts in the names of Kathryn Howard's children.
(2) Includes 12,500 Shares of the Issuer held in a joint account with her husband, Jack Howard.

---------------------------                          ---------------------------
CUSIP No. 268255106                    13D                  Page 6 of 15 Pages
---------------------------                          ---------------------------

         The following constitutes the Schedule 13D filed by the undersigned (the "Schedule 13D").

Item 1.           Security and Issuer.

                  This statement relates to shares (the "Shares") of the common stock, $.10 par value per share ("Common Stock"), of ECC International Corp. (the "Issuer"). The principal executive offices of the Issuer are located at 175 Strafford Avenue, Suite
116, Wayne, Pennsylvania 19087-3377.

Item 2.           Identity and Background.

                  (a) This Statement is filed by Steel Partners II, L.P., a Delaware limited partnership ("Steel Partners II"), Warren G. Lichtenstein, Jack Howard and Kathryn Howard.

                  Steel Partners, L.L.C., a Delaware limited liability company ("Partners LLC"), is the general partner of Steel Partners II. The sole executive officer and managing member of Partners LLC is Warren Lichtenstein, who is Chairman of the Board, Chief Executive Officer and Secretary.

                  Jack L. Howard is a principal in the brokerage firm of Mutual Securities, Inc., a division of Cowles Sabol & Co. Kathryn Howard is the wife of Jack Howard.

                  Each of the foregoing are referred to as a "Reporting Person" and collectively as the "Reporting Persons". By virtue of his position with Steel Partners II, Mr. Lichtenstein has the power to vote and dispose of the Issuer's Shares owned by Steel Partners II. Mr. Howard has the joint power to vote and dispose of certain of the Issuer's Shares held in a joint account with Kathryn Howard, and the power to dispose of certain of the Issuer's shares held in a managed investment account. Kathryn Howard has the joint power to vote and dispose of certain of the Issuer's Shares held in a joint account with Jack Howard and the sole power to vote and dispose of certain of the Issuer's Shares held in accounts in the names of her and her children. As discussed below, the Reporting Persons have formed a group with respect to the Shares of the Issuer and accordingly, the Reporting Persons are hereby filing a joint Schedule 13D. Except as otherwise provided, each of Jack Howard and Kathryn Howard disclaims beneficial ownership of such Shares beneficially owned by the other.

                  (b) The principal business address of Steel Partners II and Warren Lichtenstein is 150 East 52nd Street, 21st Floor, New York, New York 10022.

                      The principal business address of Jack Howard and Kathryn Howard is 2927 Montecito Avenue, Santa Rosa, California 95404.

---------------------------                          ---------------------------
CUSIP No. 268255106                    13D                  Page 7 of 15 Pages
---------------------------                          ---------------------------


                  (c) The principal business of Steel Partners II is investing in the securities of microcap companies. The principal occupation of Mr. Lichtenstein is investing in the securities of microcap companies.

                  (d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Each of Warren Lichtenstein, Jack Howard and Kathryn Howard is a citizen of the United States of America.


Item 3.           Source and Amount of Funds or Other Consideration.

                  The aggregate purchase price of the 427,500 Shares of Common Stock owned by Steel Partners II is $1,224,819. The Shares of Common Stock owned by Steel Partners II were acquired with partnership funds.

                  The aggregate purchase price of the 151,600 Shares of Common Stock beneficially owned by Jack Howard and Kathryn Howard is $409,366. The Shares of Common Stock beneficially owned by Jack Howard and Kathryn Howard were acquired by purchase through various investment accounts.

Item 4.           Purpose of Transaction.

                  The Reporting Persons purchased the shares of Common Stock based on the Reporting Persons' belief that the shares at current market prices are undervalued and represent an attractive investment opportunity. On October 9, 1998, the Reporting Persons entered into a Joint Filing Agreement, reflecting their agreement to form a group and to seek to have one or more of its representatives appointed to the Board of Directors of the Issuer, by agreement with the Issuer. If the Reporting Persons are unable to obtain the agreement of the Issuer to appoint one of its representatives, the Reporting Persons may decide to seek Board representation by running its own slate of nominees at an annual or special meeting of the Issuer or otherwise. The Reporting Persons may in the future propose other matters for consideration and approval by the Issuer's stockholders or the Board of Directors, through a solicitation of proxies, consent solicitation or otherwise, but has not identified such matters at this date. A copy of the Joint Filing Agreement is filed as an

---------------------------                          ---------------------------
CUSIP No. 268255106                    13D                  Page 8 of 15 Pages
---------------------------                          ---------------------------


exhibit to this Schedule 13D and incorporated herein by reference.

         Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of shares of Common Stock at prices that would make the purchase of additional shares desirable, the Reporting Persons may also endeavor to increase their position in the Issuer through, among other things, the purchase of shares of Common Stock on the open market or in private transactions, through a tender offer or otherwise, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons may have discussions with third parties, including other shareholders, or with management of the Issuer regarding any or all of the foregoing matters. There can be no assurance that the Reporting Persons (or any of their affiliates) will take any of the actions described above with respect to the Shares of the Issuer.

                  No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) -
(j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. The Reporting Persons intend to review its investment in the Issuer on a continuing basis and, depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, purchasing additional Shares of Common Stock or selling some or all of its Shares or to change its intention with respect to any and all matters referred to in Item 4.

Item 5.           Interest in Securities of the Issuer.

                  (a) and (b) The aggregate percentage of Shares of Common Stock reported owned by each person named herein is based upon 8,212,141 Shares outstanding, which is the total number of Shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1998.

                  As of the close of business on October 15, 1998, Steel Partners II beneficially owns 427,500 Shares of Common Stock, constituting approximately 5.2% of the Shares outstanding. Mr. Lichtenstein beneficially owns 427,500 Shares, representing approximately 5.2% of the Shares outstanding. Mr. Lichtenstein has sole voting and dispositive power with respect to the 427,500 Shares owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares. All of such Shares were acquired in open-market transactions.

---------------------------                          ---------------------------
CUSIP No. 268255106                    13D                  Page 9 of 15 Pages
---------------------------                          ---------------------------


                  As of close of business on October 15, 1998, Jack L. Howard beneficially owns 141,600 Shares, representing approximately 1.7% of the Shares outstanding. Mr. Howard has the sole power to vote and dispose of 32,900 the Issuer's Shares, the joint power to vote and dispose of 12,500 of the Issuer's Shares held in a joint account with Kathryn Howard, and the power to dispose of 96,200 of the Issuer's shares held in a managed investment account. As of close of business on October 15, 1998, Kathryn Howard beneficially owns 22,500 Shares, representing approximately .27% of the Shares outstanding. Kathryn Howard has the joint power to vote and dispose of 12,500 of the Issuer's Shares held in a joint account with Jack Howard and the sole power to vote and dispose of 10,000 of the Issuer's Shares held in accounts in the names of her and her children. All of such Shares were acquired in open-market transactions. Except as otherwise provided, each of Jack Howard and Kathryn Howard disclaims beneficial ownership of such Shares beneficially owned by the other.

                  c. Schedule A annexed hereto lists all transactions in the Issuer's Common Stock in the last sixty days by the Reporting Persons.

                  d. No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares of the Common Stock.

                  e. Not applicable.

Item 6.           Contracts, Arrangements, Understandings or
                  Relationships With Respect to Securities of the Issuer.

                  On October 9, 1998, the Reporting Persons entered into a Joint Filing Agreement, reflecting their agreement to form a group. A copy of the Joint Filing Agreement is filed as an exhibit to this Schedule 13D and incorporated herein by reference.

                  Other than as described herein, there are no contracts, arrangements or understandings among the Reporting Persons, or between the Reporting Persons and any other Person, with respect to the securities of the Issuer.

Item 7.           Material to be Filed as Exhibits.

                  1.       Joint Filing Agreement.

---------------------------                          ---------------------------
CUSIP No. 268255106                    13D                 Page 10 of 15 Pages
---------------------------                          ---------------------------



                                   SIGNATURES

                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  October 16, 1998                          STEEL PARTNERS II, L.P.

                                            By:   Steel Partners, L.L.C.
                                                  General Partner

                                            By:/s/ Warren G. Lichtenstein
                                               -----------------------------
                                               Warren G. Lichtenstein
                                                Chief Executive Officer

                                            /s/ Warren G. Lichtenstein
                                            --------------------------------
                                            WARREN G. LICHTENSTEIN

                                            /s/ Jack L. Howard
                                            --------------------------------
                                            JACK L. HOWARD

                                            /s/ Kathryn Howard
                                            --------------------------------
                                            KATHRYN HOWARD

---------------------------                          ---------------------------
CUSIP No. 268255106                    13D                  Page 11 of 15 Pages
---------------------------                          ---------------------------


                                   SCHEDULE A

               Transactions in the Shares Within the Past 60 Days


           Shares of Common
                 Stock                    Price Per             Date of
           Purchased/(Sold)                 Share            Purchase/Sale
           ----------------               ---------          -------------

                             STEEL PARTNERS II, L.P.

               37,400                      1.69160              9/9/98

                9,600                      1.94250             9/24/98

                8,100                      1.88531             10/13/98

                4,700                      1.88208             10/14/98

                4,700                      1.96750             10/15/98


                               WARREN LICHTENSTEIN

                                      None.


                 Stock                    Price Per             Date of
           Purchased/(Sold)                 Share            Purchase/Sale
           ----------------               ---------          -------------

                                   JACK HOWARD

                7,000                      2.94000              8/14/98

                1,200                      1.82000              9/10/98

                2,500                      1.73000              9/17/98

                7,900                      1.94000              9/24/98

               20,000                      2.00000              10/2/98


                 Stock                    Price Per             Date of
           Purchased/(Sold)                 Share            Purchase/Sale
           ----------------               ---------          -------------

                                 KATHRYN HOWARD

                1,200                      1.82000              9/10/98

                9,000                      2.08000              9/30/98

---------------------------                          ---------------------------
CUSIP No. 268255106                    13D                  Page 12 of 15 Pages
---------------------------                          ---------------------------


                                  EXHIBIT INDEX


Exhibit                                                              Page

1.       Joint Filing Agreement                                       13

---------------------------                          ---------------------------
CUSIP No. 268255106                    13D                  Page 13 of 15 Pages
---------------------------                          ---------------------------


                             JOINT FILING AGREEMENT


                  WHEREAS, certain of the undersigned are shareholders, direct or beneficial, of ECC International Corp. ("ECC"), a Delaware corporation;


                  WHEREAS, Warren Lichtenstein, Jack Howard and Kathryn Howard wish to form a group in order to seek to have a nominee appointed to the Board of Directors of ECC and on such other matters as may from time to time be agreed upon;

                  NOW, IT IS AGREED, this 9th day of October 1998, by the parties hereto:

                  1. In accordance with Rule 13d-1(f)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the Common Stock of ECC.

                  2. So long as this agreement is in effect, each of the undersigned shall provide written notice to Olshan Grundman Frome & Rosenzweig LLP of (i) any of their purchases or sales of the Common Stock of ECC; or (ii) any shares over which they acquire or dispose of beneficial ownership. Notice shall be given no later than 24 hours after each such transaction.

                  3. Steel Partners II, LLP ("Steel") hereby agrees to bear all out-of-pocket expenses incurred in connection with actions of the group. Notwithstanding the foregoing, Steel shall not be required to reimburse any party for (i) out-of-pocket expenses incurred by any nominee, if the group designates a

---------------------------                          ---------------------------
CUSIP No. 268255106                    13D                  Page 14 of 15 Pages
---------------------------                          ---------------------------


nominee, in the aggregate in excess of $250 without Steel's prior written approval; (ii) legal fees incurred without Steel's prior written approval; or
(iii) the costs of any counsel, other than Steel's counsel, employed in connection with any pending or threatened litigation.

                  4. The relationship of the parties hereto shall be limited to carrying on the business of the group in accordance with the terms of this Agreement. Such relationship shall be construed and deemed to be for the sole and limited purpose of carrying on such business as described herein. Nothing herein shall be construed to authorize any party to act as an agent for any other party, or to create a joint venture or partnership, or to constitute an indemnification. Nothing herein shall restrict any party's right to purchase or sell shares of ECC, as it deems appropriate, in its sole discretion.

                  5. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute but one and the same instrument, which may be sufficiently evidenced by one counterpart.

                  6. In the event of any dispute arising out of the provisions of this Agreement, the parties hereto consent and submit to the exclusive jurisdiction of the Federal and State Courts in the State of New York.

                  7. Any party hereto may terminate his obligations under this agreement at any time on 24 hours written notice to all other parties, with a copy by fax to Steven Wolosky at Olshan Grundman Frome & Rosenzweig LLP, Fax No. 212 755-1467.

---------------------------                          ---------------------------
CUSIP No. 268255106                    13D                  Page 15 of 15 Pages
---------------------------                          ---------------------------


                  IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

                                            STEEL PARTNERS II, L.P.
                                            150 East 52nd Street
                                            New York, NY 10022

                                            By: Steel Partners, L.L.C.
                                                General Partner

                                       By: /s/ Warren Lichtenstein
                                           ------------------------------------
                                           Warren Lichtenstein, Managing
                                           Member


                                           /s/ Warren Lichtenstein
                                           ------------------------------------
                                           Warren Lichtenstein


                                           /s/ Jack Howard
                                           ------------------------------------
                                           Jack Howard

                                           /s/ Kathryn Howard
                                           ------------------------------------
                                           Kathryn Howard